United States securities and exchange commission logo





                          September 14, 2020

       Gene S. Cartwright, Ph.D.
       President and Chief Executive Officer
       Guided Therapeutics, Inc.
       324 S. Hyde Park Avenue, Ste. 350
       Tampa, Florida 33606

                                                        Re: Guided
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 10,
2020
                                                            File No. 333-248712

       Dear Dr. Cartwright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert F. Charron, Esq.